SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

HELLO DIRECT, INC.

(Name of Subject Company)

GN ACQUISITION CORPORATION
GN GREAT NORDIC LTD.

(Offerors)

Common Stock, Par Value, $0.001 per Share

(Title of Class of Securities)

423402106

(Cusip Number of Class of Securities)

Jørn Kildegaard
c/o John A. Bick, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
John A. Bick, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒   third-party tender offer subject to Rule 14d-1.
☐   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐







Major Player in the Headset Market

- Strong organic growth (>25%)

- New high growth markets within office, mobile and PC (voice recognition)

- Recent acquisition of US leader in mobile headsets, Jabra

- Cordless (Bluetooth and DECT) technology leadership





Industry Trends

- Growing number of hands-free users
  Growing number of call centers in Europe and Asia
  Increasing penetration of office segment
  Soaring demand for cordless solutions (Bluetooth, DECT)

- Growing number of potential hands-free users
  Mobile phones, PDAs, Mobile internet terminals
  Bluetooth universal voice/data interface

- Increased need for hands-free capability
  Focus on productivity, health, safety, increased mobile airtime

- Increased adoption of PC Voice applications
  Speech recognition, voice control





Market Potential	

	Potential	Penetration	Growth
Call center	4m agent positions	100%	15%
Office	3-500m workstations	<5%	20%
Mobile & PC	600m subscribers 130m PC units/year	~10%	25-30%





GN Netcom

Market segment development ■ ■ ■ ■ ■



1999: USD 760m

Growth





2003: USD 1,670m

Growth

Avg. annual growth rate the next 4 years:
- Call center: 15%
- Office: 20%
- Mobile: 30%
- PC audio: 25%







Bluetooth



- GN Netcom launched in September 2000 the world's first Bluetooth headset

- Bluetooth for mobile headsets in 2001

- GN Netcom intends to be a major player in the coming Bluetooth headset market

- Bluetooth will help increase headset penetration in Office, Mobile and PC segments







Office market situation

The office environment is an attractive hands-free segment

- Office environment represents a potential very large segment, estimated to grow from USD 220 in 1999 to USD 460m in 2003

- Current penetration is low, but product awareness in office environments is growing

  - Increased focus on productivity, comfort and convenience

  - Increased focus on ergonomics / healthy work environment

  - Emerging market for speech recognition and voice control applications

- Channel access and end-user contact will be key to success





Key success factors, office market



Key success factor	Key skills and resources
Channel access	• End-user knowledge • Differentiated and broad product line • E-commerce (B2B) • One-stop-shopping
Brand name recognition	• Amount of sales and marketing resources incl. co-op programs • Differentiated products
Cost competitiveness	• High volume, i.e.leverage catalogue investment • Outsourcing expertise • Development skills in achieving minimum product cost





GN Netcom situation, office market

- GN Netcom has started to penetrate office segment in selected countries

- GN Netcom awareness in North American small office market is limited and only now emerging

- Present speciality distributors target call centres and leaves small office unaddressed

- GN Netcom is currently targeting the North American small office users through catalogue initiative and is building e-commerce activities

- An organic build-up of office channel access may take long time



 Netcom

Industry situation



1999 revenue (m USD)



 Netcom



Hello Direct acquisition ■ ■ ■ ■ ■ ■

With the Hello Direct acquisition GN Netcom obtains

- Increased market share in the small office segment

- Access to channel to small office end-users in North America

- E-commerce site

- Strong connectivity technology and knowledge of desktop telephony applications

- Organic revenue growth >20%

- Hello Direct H1-2000 revenues USD 46.2m







Hello Direct profile



- Founded in 1987

- Traded on NASDAQ (HELO)

- Located in San Jose, CA, USA

- 270 employees

- Primary market: Desk top telephony product for the small office business end user



　　　　　　　　　　　　　　　

Combined hands-free office expertise

	GN Netcom	**Hello Direct**

R&D
- A-D/D-A technology
- Cordless
- Self learning technology
- Connectivity

Manufacturing
- Outsourcing
- Logistics
- Fulfilment

Marketing
- Catalogue know-how
- E-commerce
- Brand name

Distribution set-up
- Office channels NA
- Call centre channels NA
- Channels EU & AP







SEND>
GN Great Nordic
A World of Communications

GN Netcom

HELLO Direct.com

Industry situation, post acquisition



North American headset market



Others
Andrea
Telex
Labtec
Hosiden
GN Netcom
Plantronics
-
50
100
150
200
250
1999 revenue (m USD)





Market position and strategy ■ ■ ■ ■ ■



	Position	Strategy
Call center	GN Netcom is a traditional strong player with well established brand names	Focus on organic growth and cost reductions
Office	Enhance position in North America w. Hello Direct acquisition	Penetrate and grow office segment globally using technology leadership
Mobile & PC	JABRA as a focused mobile/PC SBU with a very strong brand name	Leverage JABRA brand on global scale and penetrate high growth markets



 

Transaction facts



Purchase price

- USD 95m

- USD 16.40 per share (on a fully diluted basis)

- Purchase price to be paid in cash

Conditions

- Hart-Scott-Rodino approval received

- Tender offer leads to more than 50% of the shares in Hello Direct Inc.

- Merger consummated before 30 November 2000



 

Outlook 2000

- Expected revenue >DKK 1,400m
  (>DKK 2,400m including Jabra and Hello Direct on full-year basis)

- EBITA margin >23% (up from 20.4% in 1999)

- Cash EBIT margin 25%

- Strong cash flow from operations (CFFO)

- Increase sales from office, mobile and PC products
  Including Jabra & Hello Direct products





Forward looking statement

The forward-looking statements in this presentation reflect management's current expectations for certain future events and financial results. Statements regarding the future are, of course, subject to risks and uncertainties which may result in material deviations from the outlook set forth above. Furthermore, some of these expectations are based on assumptions regarding future events, which may prove incorrect.

Factors that may cause the actual results to deviate materially from the above-mentioned expectations include, but are not limited to, general economic developments and developments in the financial markets, technological developments, changes and amendments to Danish, EU and US legislation and regulations, changes in the demand for the Group's products, competition, shortages of components needed in production (especially components needed in the production of fiber optic test equipment), and the integration of GN Netcom and Hello Direct Inc..